Exhibit 99.1

iQIYI Announces Pricing of its Offering of US$800 Million 4.00% Convertible Senior

Notes due 2026 and its Offering of 40,000,000 American Depositary Shares

BEIJING, China, December 17, 2020 — iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced the pricing of its public offering of US$800 million in aggregate principal amount of 4.00% convertible senior notes due 2026 (the “Notes”), and the pricing of its public offering of an aggregate of 40,000,000 American Depositary Shares (the “ADSs”) at a price to public of US$17.50 per ADS. Each ADS represents seven Class A ordinary shares of the Company. The Company has granted the underwriters in the Notes offering a 30-day option to purchase up to an additional US$100 million aggregate principal amount of the Notes, and it has granted the underwriters in the ADS offering a 30-day option to purchase up to 6,000,000 additional ADSs.

The Notes will bear interest at a rate of 4.00% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2021. The Notes will mature on December 15, 2026, unless repurchased, redeemed or converted in accordance with the terms of the Notes prior to such date.

Prior to the close of business on the business day immediately preceding June 15, 2026, the Notes will be convertible only if certain conditions are met. On or after June 15, 2026 until the close of business on the business day immediately preceding the maturity date, the Notes will be convertible at any time. Upon conversion, holders will receive cash, ADSs or a combination of cash and ADSs, at the election of the Company. The Notes will initially be convertible at a conversion rate of 44.8179 ADSs per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$22.31 per ADS, representing a conversion premium of approximately 27.5% over the price to public per ADSs in the ADS offering described above. The initial conversion rate is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. On August 1, 2024, the holders of the Notes will have the right to require the Company to repurchase for cash all or part of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Company intends to use the net proceeds from the Notes offering and the ADS offering to expand and enhance its content offerings, strengthen its technologies and for working capital and other general corporate purposes.

The Notes offering and the ADS offering are expected to close on or about December 21, 2020, subject to the satisfaction of customary closing conditions. The Notes offering is not contingent on the closing of the ADS offering, and the ADS offering is not contingent on the Notes offering.

Goldman Sachs (Asia) L.L.C., BofA Securities, Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers for the offerings.

The Notes offering and the ADS offering will be made pursuant to an effective shelf registration statement on Form F-3 previously filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov. The preliminary prospectus supplements related to the Notes offering and the ADS offering and the prospectus that accompanies them have been filed with the SEC and are available on the SEC’s website at www.sec.gov. When available, the final prospectus supplements for the two offerings will be filed with the SEC.

The offerings of these securities may be made only by means of the applicable prospectus supplement and the accompanying prospectus. Before you invest, you should read the applicable prospectus supplement and the accompanying prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the offerings. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplements and the accompanying prospectus related to the Notes offering and the ADS offering may also be obtained by calling Goldman, Sachs & Co. LLC, an affiliate of Goldman Sach (Asia) L.L.C., toll-free at 1-866-471-2526, BofA Securities, Inc. toll-free at 1-800-294-1322, or J.P. Morgan Securities LLC toll-free at 1-866-803-9204..

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes and the ADSs, and there can be no assurance that any of the offerings will be completed.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature and e-commerce etc. For more information, please visit http://ir.iqiyi.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the description of the proposed offering in this announcement contains forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com